Mail Room 4561

October 17, 2005

Michael T. Williams, Esq.
Williams Law Group, P.A.
2503 West Gardner Court
Tampa, FL 33611

Re: **Stock Market Solutions, Inc.**
       Revised Preliminary Schedule 14A
       Filed on September 14, 2005
       Form 10-KSB for the year ended December 31, 2004
       Form 10-QSB for the period ended June 30, 2005
       File No. 0-49743

Dear Mr. Williams:

As previously referenced in our letter dated October 12, 2005, we have completed our review of your proxy statement and the financial statements and have the following comments.

Revised Preliminary Schedule 14A

Management's Discussion and Analysis of Financial Condition and Results of Operations of TXP

Results of Operations, page 30

1. We note in your disclosure of the gross profit that such amounts are shown exclusive of any related depreciation and amortization expenses. In accordance with SAB Topic 11(B), depreciation and amortization may be excluded from a line item with appropriate disclosure, but should not be excluded from the gross margin as discussed in your MD&A. Revise your disclosure in the MD&A to present gross profit inclusive of depreciation and amortization. The Staff believes that the cost of sales as presented in the statement of operations should include all cost incurred to earn revenue in order to properly present gross profits.

Unaudited Pro Forma Combined Financial Statements, page P-1

2. Tell us why you believe that the acquisition should be accounted for as a recapitalization instead of an acquisition. That is, indicate why you believe that

Stock Market Solutions was a shell company <u>prior</u> to its pending acquisition. It appears that Stock Market Solutions was incurring expenses and developing various software products as clearly disclosed in their 2004 Form 10-K. The accounting should not be dictated by how the acquiree will be operated but should be based on its operations at the time of acquisition. The intangible assets acquired should be valued using assumptions that market participates would use. See paragraphs 37-39 and B174 of SFAS 141. That is, the accounting for the acquisition is not subjected or bias to how management intents to operate the entity. Management should consider whether the acquisition represents a business combination or an asset acquisition. See paragraph 9 of SFAS 141. Additionally, tell us whether you have considered including any transaction costs associated with the merger in your pro forma combined financial statements.

3. We note that certain items included in the historical financial statements of Stock Market Solutions were eliminated. The historical results should not be eliminated as part of the pro forma adjustments since these statements are pro forma financial statements and not projections or forecast. The pro forma financial statements should provide information as if the companies were combined as of the beginning of the year based on historical results. See Rule 11-02(a) of Regulation S-X.

<u>Texas Prototypes, Inc. Financial Statements for the years ended December 31, 2004 and 2003</u>

<u>Note 1-Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page A-7</u>

4. We note that revenues are derived from prototyping and assembly and material supply chain management services. Describe in detail how you recognize revenue for each different source of revenue and include a description of the accounting policy that you follow for each different source of revenue. Explain how you comply with the revenue recognition criteria in SAB 104, SOP 81-1, SOP 97-2, or other relevant accounting guidance.

5. Tell us whether any of your arrangements contain multiple deliverables. In this regard, we note on page 31 of the amended Proxy that more customers are electing a turnkey solution, which includes both prototyping and assembly services and material supply chain services for their projects. Tell us how you identify each element sold, explain how revenue is allocated to each element, and describe the related accounting policy for each element. Ensure that your response addresses the application of EITF 00-21 to these types of arrangements.

6. Revise revenue recognition policy disclosure to address the above revenue comments.

Note 6-Standby Equity Distribution Agreement, page A-10

7. We note that in conjunction with the Standby Equity Distribution Agreement, TXP issued a $400,000 compensation debenture to Cornell Capital Partners LP. Tell us if you considered whether the notes have a beneficial conversion feature. In this regard, you state that the payment may be in the form of shares of common stock, however, you do not disclose the possible conversion rates. Your response should address the guidance in EITF 00-27. Additionally, explain why the "deferred offering cost" is being amortized into additional paid in capital instead of being expensed.

Note 7-Convertible Debentures, page A-11

8. We note that you state that the $1.4 million debenture contains a conversion provision that depends on a future event which makes it a contingent beneficial conversion feature that should not be recognized in earnings until the contingency is resolved. Tell us if the future event is a successful initial public offering, and if not, tell us how you considered the guidance in paragraphs 23 to 25 of EITF 00-27. The disclosure should clearly identify the nature of the "future event". Additionally, note that a contingent beneficial conversion feature not recognized in the financial statements should be reflected in the pro forma financial statements.

9. We note that the company has the right to redeem at any time at 120% of the outstanding principal balance plus accrued unpaid interest. Tell us whether this redemption right or call option represents an embedded derivative. Your response should address DIG B-16 to determine whether the call option requires further analysis under SFAS 133.

10. Tell us how you considered whether the conversion right in the convertible debentures represents an embedded derivative. That is, any embedded derivative instrument must first be analyzed under paragraph 12 of SFAS No. 133 to determine whether the instrument should be separated from the host contract. If the instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability. In this regard, the embedded derivative instrument must be evaluated using EITF 00-19 paragraphs 12 to 32 to determine whether that instrument would be classified in the stockholders equity (i.e., an equity instrument). If the instrument is deemed a liability, the instrument will be subject to SFAS 133 and it would be recorded at fair value. See paragraph 66 of EITF 00-19.

Texas Prototypes, Inc. Financial Statements for the period ended June 30, 2005 and 2004

Balance Sheet, page A-15

11. We note that in MD&A you disclose that revenue from a customer project has been deferred and that you billed in accordance with terms of your agreement (your page 33). Indicate where you classified the deferred revenue in the balance sheet and explain why you did not separately present this line item. Additionally, confirm that you have the contractual right to bill the consumer and that billing has begun to support the recognition of accounts receivables.

Note 8- Convertible Debentures, page A-23

12. We note you believe that the $550,000 debenture contains a conversion provision that depends on a future event which makes it a contingent beneficial conversion feature that should not be recognized in earnings until the contingency is resolved. Tell us if the future event is a successful initial public offering, and if not, tell us how you considered the guidance in paragraphs 23 to 25 of EITF 00-27. The disclosure should clearly identify the nature of the "future event". Additionally, note that a contingent beneficial conversion feature not recognized in the financial statements should be reflected in the pro forma financial statements.

Form 10-KSB for the year ended December 31, 2004

Note 4-Standby Equity Distribution Agreement, page F-10

13. We note that on June 14, 2005, the Company entered into a Standby Equity Distribution Agreement with Cornell Capital Partners LP to sell at the Company's discretion shares of common stock for a total purchase price up to $5 million. In connection with this agreement, the Company gave Cornell Capital Partners LP an unsecured convertible debenture in the amount of $240,000 as a commitment fee. Tell us why you believe that recording the fee as a decrease to stockholder's deficit is proper. Site the accounting literature that supports your accounting. Additionally, indicate how your accounting for the beneficial conversion feature complies with Issue 7 of EITF 00-27 that requires recognition when the shares of common stock are issued.

14. We note that the company has the right to redeem at any time at 120% of the outstanding principal balance plus accrued unpaid interest. Tell us whether this redemption right or call option represents an embedded derivative. Your response should address DIG B-16 to determine whether the call option requires further analysis under SFAS 133.

Note 5-Stockholders' Deficiency, page F-12

15. We note that you issued 300,000 shares of common stock for $0.001 per share or an aggregate of $300 for legal services performed. Tell us why you believe par value was representative of the fair value of the common stock on the date of issuance. In this regard, the value assigned to these shares of common stock should be based on its fair value.

16. We note that you recorded a compensation expense of $100,682 for stock options issued to two outside consultants of 500,000 exercisable during the first 12 months starting on May 15, 2004, 500,000 exercisable during the second 12 months starting on May 15, 2005, and 850,000 exercisable during the third 12 months starting on May 15, 2006. Tell why the stock compensation is not being recognized over the vesting period in accordance with the guidance in SFAS 123. Indicate how your accounting for these options complies with EITF 96-18.

Form 10-QSB for the period ended June 30, 2005

Note 3- Standby Equity Distribution Agreement

17. We note that the Company issued 300,000 shares common stock to option holders in exchange for the cancellation of 1,350,000 options. You indicate that there was no additional compensation expense recorded because the value of the options on the exchange date exceeded the value of the 300,000 shares issued on the exchange date. Provide us with your analysis and tell us what authoritative accounting guidance you considered in decision not to record any additional compensation expense. Further, tell us how you considered Questions 11(b) and 13 of FIN 44 in evaluating how to account for the cancellation.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Your electronic filing should be accompanied by a copy of the revised filing that is marked in conformity with Item 310 of Regulation S-T. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian, Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director